UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 21, 2008

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

February 21, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number (Japan):	8411 (Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section))

Announcement regarding Capital Adequacy Ratio (Basel II) as of December 31, 2007

Mizuho Financial Group, Inc. hereby announces Capital Adequacy Ratio (Basel II) as of December 31, 2007, based on “Consolidated Financial Information for the Third Quarter of Fiscal 2007” disclosed on January 31, 2008, as shown in the appendix.

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Capital Adequacy Ratio (Basel II)	Appendix

Mizuho Financial Group (BIS Capital Ratio)

		(%, Billions of yen)
		As of December 31, 2007	(Reference) Change from September 30, 2007	(Reference) As of September 30, 2007
(1)	Consolidated Capital Adequacy Ratio	11.50	(0.30)	11.80
	Tier 1 Capital Ratio	6.94	(0.03)	6.97
(2)	Tier 1 Capital	4,972.1	53.4	4,918.7
(3)	Tier 2 Capital	3,585.2	(135.6)	3,720.8
(4)	Deductions for Total Risk-based Capital	322.6	5.8	316.7
(5)	Total Risk-based Capital (2)+(3)-(4)	8,234.7	(88.1)	8,322.8
(6)	Risk-weighted Assets	71,572.7	1,047.5	70,525.1
(7)	Total Required Capital (6)X8%	5,725.8	83.8	5,642.0

Mizuho Bank (Domestic Standard)

		Consolidated			Non-consolidated
		As of December 31, 2007	(Reference) Change from September 30, 2007	(Reference) As of September 30, 2007	As of December 31, 2007
(1)	Capital Adequacy Ratio	12.36	0.11	12.25	12.40
	Tier 1 Capital Ratio	7.76	0.16	7.60	7.79
(2)	Tier 1 Capital	2,189.1	67.0	2,122.1	2,073.8
(3)	Tier 2 Capital	1,357.0	10.2	1,346.8	1,321.4
(4)	Deductions for Total Risk-based Capital	60.8	12.6	48.2	94.1
(5)	Total Risk-based Capital (2)+(3)-(4)	3,485.3	64.6	3,420.7	3,301.1
(6)	Risk-weighted Assets	28,188.8	275.2	27,913.5	26,613.0
(7)	Total Required Capital (6)X8%	2,255.1	22.0	2,233.0	2,129.0

Mizuho Corporate Bank (BIS Capital Ratio)

(1)	Capital Adequacy Ratio	12.24	(0.81)	13.05	13.81
	Tier 1 Capital Ratio	8.18	(0.37)	8.55	8.89
(2)	Tier 1 Capital	3,232.4	(51.5)	3,284.0	3,317.5
(3)	Tier 2 Capital	1,879.5	(122.8)	2,002.3	1,979.7
(4)	Deductions for Total Risk-based Capital	273.7	(2.6)	276.3	147.3
(5)	Total Risk-based Capital (2)+(3)-(4)	4,838.2	(171.7)	5,009.9	5,149.9
(6)	Risk-weighted Assets	39,500.4	1,111.0	38,389.4	37,280.3
(7)	Total Required Capital (6)X8%	3,160.0	88.8	3,071.1	2,982.4

Mizuho Trust & Banking (BIS Capital Ratio)

(1)	Capital Adequacy Ratio	14.51	(0.19)	14.70	14.46
	Tier 1 Capital Ratio	8.68	0.10	8.58	8.61
(2)	Tier 1 Capital	368.7	16.1	352.5	361.6
(3)	Tier 2 Capital	250.1	(2.7)	252.8	247.5
(4)	Deductions for Total Risk-based Capital	2.5	1.1	1.4	2.0
(5)	Total Risk-based Capital (2)+(3)-(4)	616.3	12.2	604.0	607.1
(6)	Risk-weighted Assets	4,246.2	139.2	4,107.0	4,197.1
(7)	Total Required Capital (6)X8%	339.6	11.1	328.5	335.7

(Reference)
Mizuho Bank (BIS Capital Ratio)

(1)	Capital Adequacy Ratio	12.15	0.16	11.99	12.08
	Tier 1 Capital Ratio	7.45	0.25	7.20	7.42
(2)	Tier 1 Capital	2,189.1	67.0	2,122.1	2,073.8
(3)	Tier 2 Capital	1,441.0	(20.8)	1,461.9	1,394.6
(4)	Deductions for Total Risk-based Capital	60.9	12.5	48.3	94.1
(5)	Total Risk-based Capital (2)+(3)-(4)	3,569.3	33.5	3,535.7	3,374.3
(6)	Risk-weighted Assets	29,363.8	(101.3)	29,465.2	27,927.1
(7)	Total Required Capital (6)X8%	2,349.1	(8.1)	2,357.2	2,234.1